

Mail Stop 3561

December 12, 2008

Ms. Kathleen Karloff
Chief Executive Officer, Secretary and Director
Emy's Salsa Aji Distribution Company, Inc.
100 Cummings Center, Suite 421E
Beverly, Massachussetts 01915

> **Re:**   **Emy's Salsa Aji Distribution Company, Inc.**
> **Item 4.01 Form 8-K**
> **Filed December 12, 2008**
> **File No. 333-147330**

Dear Ms. Karloff:

We have reviewed your filing and have the following comments. We have limited our review to Item 4.01 of the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K Filed December 12, 2008

1. We note that the date of the earliest event reported on the cover page is December 5, 2008 and you disclose under Item 4.01 that Berman was dismissed and Webb & Co. was engaged on December 4, 2008. We also note that the letter filed as Exhibit 4.1 states that Berman was dismissed on December 5, 2008. Please revise or advise.

2. Please state whether the decision to change accountants was recommended or approved by the board of directors or any audit or similar committee of the board of directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

3. Please revise your disclosures in the first and second paragraphs of item (1) to state the specific period during which there were no disagreements with Berman and no reportable events. This period should include the two most recent years and any subsequent interim period preceding the dismissal of Berman on December 4, 2008. Refer to paragraph (a)(1)(v) of Item 304 of Regulation S-K.

4. Please revise your disclosure in item (2) regarding the specific period during which there was no consultation with Webb & Co. This period should include the two most recent years and any subsequent interim period preceding the date of the engagement of Webb & Co. on December 4, 2008. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

5. Please note that you are also required to file a letter from Berman stating whether the firm agrees with the statements made in any amendment to the filing and, if not, stating the respects in which the firm does not agree. The updated letter should be filed within two business days of its receipt or 10 business days after filing any amendment as Exhibit 16.1 as opposed to Exhibit 4.1. Please acknowledge this obligation. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information as an EDGAR correspondence file. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant